SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                  TechAlt, Inc.
                                (Name of Issuer)

                          COMMON STOCK $.001 PAR VALUE
                         (Title of Class of Securities)

                              ---------------------

                                 (CUSIP Number)

                          Technology Alternatives, Inc.
                             3311 N. Kennicott Ave.
                           Arlington Heights, IL 60004
                                 (847) 870-2601

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 15, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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      1)    Names of Reporting Persons I.R.S. Identification Nos. of Above
            Persons (entities only): Technology Alternatives, Inc. 37-1418022

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      2)    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)   [ ]

            (b)   [X]
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      3)    SEC Use Only

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      4)    Source of Funds (See Instructions): OO (See Item 3)

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      5)    Check if Disclosure of Legal Proceedings is Required Pursuant to
            Items 2(d) or 2(e):                                              [ ]

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      6)    Citizenship or Place of Organization: Illinois, U.S.A.

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Number of        (7)    Sole Voting Power:                                    0
Shares
Beneficially     ---------------------------------------------------------------
Owned by Each
Reporting        (8)    Shared Voting Power:
Person With
                 ---------------------------------------------------------------
                 (9)    Sole Dispositive Power:                               0

                 ---------------------------------------------------------------
                 (10)   Shared Dispositive Power:

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      11)   Aggregate Amount Beneficially Owned by Each Reporting Person:     0

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      12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions):                                              [ ]

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      13)   Percent of Class Represented by Amount in Row (11): 0%

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      14)   Type of Reporting Person (See Instructions): CO

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

                             Introductory Statement

      This Amendment No. 1 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on September 9, 2004 (the "Schedule 13D") with respect to shares of common stock of TechAlt, Inc., a Nevada corporation (the "Issuer"). This Amendment No. 1 is being filed to report a material decrease in the number of shares of common stock beneficially owned by Technology Alternatives, Inc., an Illinois corporation ("TAI") as a result of the rescission of the Intellectual Property License Agreement by and between the Issuer and TAI (the "License Agreement").

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ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share, of TechAlt, Inc., a Nevada corporation (the "Issuer"), with its principal executive offices located at 3311 N. Kennicott Ave., Arlington Heights, IL 60004.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by Technology Alternatives, Inc., an Illinois corporation ("TAI"). TAI's address is 3311 N. Kennicott Ave., Arlington Heights, IL 60004.

TAI has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 15, 2004, 4,000,000 shares of common stock previously held by TAI were rescinded pursuant to the Agreement to rescind the Intellectual Property License Agreement between TAI and TechAlt, Inc.

ITEM 4. PURPOSE OF TRANSACTION.

On December 15, 2004, the Issuer and TAI agreed to rescind the Intellectual Property License Agreement executed by the parties in August, 2004 pursuant to an Agreement to Rescind Intellectual Property License Agreement (the "Rescission Agreement"). Pursuant to the Rescission Agreement, Technology rescinded ab initio its licensing of certain of its intellectual property licensed to the Company and the 10,044,000 shares of common stock issued in connection with the Intellectual Property License Agreement were rescinded ab initio pursuant to the Rescission Agreement.

Pursuant to the Agreement and Plan of Merger between the Issuer, TAI and TechAlt Acquisitions, Inc., all of the shares of common stock of Technology (currently held by Solomon and Masanek) were exchanged for 9,544,000 shares of the common stock of the Company. TechAlt Acquisitions, Inc., a wholly-owned subsidiary of the Company, merged with and into Technology, with Technology becoming a wholly-owned subsidiary of the Company. 500,000 shares of common stock were also issued pursuant to the Merger Agreement to Hudson Investment Advisors, LLC.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, TAI is the record and beneficial owner of 0 shares of Common Stock. This number represents 0% of the issued and outstanding shares of Common Stock, based on 12,000,000 shares of common stock issued and outstanding.

      (b) TAI has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the 0 shares of Common Stock of the Issuer.

      (c) Transactions during the past 60 days: On December 15, 2004 the License Agreement was rescinded resulting in the rescission of the ten million forty-four thousand (10,044,000) shares of the Issuer.

      (d) Not applicable.

      (e) On December 15, 2004 the License Agreement was rescinded resulting in the rescission of the ten million forty-four thousand (10,044,000) shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As a result of the Merger Agreement, TAI became a wholly-owned subsidiary of the Issuer, with the issuer holding the one (1) share issued and outstanding of TAI.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description                           Location
-----------       -----------                           --------

2.1               Agreement and Plan of Merger          Attached

10.1              Rescission Agreement                  Attached

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    December 22, 2004

                                        TECHNOLOGY ALTERNATIVES, INC.


                                        By: /s/ James E. Solomon
                                           -------------------------------------
                                           Name: James E. Solomon
                                           Its:  President & CEO